FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

Item 1	Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 23, 2013	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel

Item 1

	Corporate Services Sean Finn	Services corporatifs
	Executive Vice-President Corporate Services and Chief Legal Officer	Vice-président exécutif Services corporatifs et chef de la direction des Affaires juridiques

www.cn.ca	935 de La Gauchetiere Street West Montreal, Quebec H3B 2M9 Canada Telephone: (514) 399-7091 Facsimile: (514) 399-4854	935, rue de La Gauchetière Ouest Montréal (Québec) H3B 2M9 Canada Téléphone : 514-399-7091 Télécopieur : 514-399-4854

VIA SEDAR

April 23, 2013

To:	Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Superintendent of Securities Office, Newfoundland & Labrador
Department of Justice, Northwest Territories
Nova Scotia Securities Commission
Ontario Securities Commission
Superintendent of Securities Office, Prince Edward Island
Saskatchewan Financial Services Commission
Yukon Securities Office
Department of Justice, Nunavut

RE:	Canadian National Railway Company
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Following the Annual Meeting of Shareholders of Canadian National Railway Company (the “Company”) held on Tuesday, April 23, 2013, at 9:30 a.m., (Mountain Daylight Time) in the Empire Ballroom of The Fairmont Hotel Macdonald, 10065 100th Street, Edmonton, Alberta, Canada (the “Meeting”), and in accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting.

April 23, 2013

1. Election of Directors

A ballot was conducted with respect to the election of directors.  The 13 nominees proposed by management were elected as directors.  According to proxies received and ballots cast, each of the following 13 individuals were elected as directors of the Company until the next annual shareholder meeting or until such person’s successor is elected or appointed, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Michael R. Armellino	297,036,406	98.91	3,270,546	1.09
A. Charles Baillie	297,091,763	98.93	3,225,227	1.07
Hugh J. Bolton	295,932,932	98.54	4,384,058	1.46
Donald J. Carty	295,752,653	98.48	4,564,336	1.52
Amb. Gordon D. Giffin	295,591,560	98.43	4,725,430	1.57
Edith E. Holiday	294,992,493	98.23	5,324,498	1.77
V. Maureen Kempston Darkes	291,611,799	97.10	8,705,191	2.90
The Hon. Denis Losier	296,608,649	98.77	3,708,341	1.23
The Hon. Edward C. Lumley	291,915,774	97.20	8,401,090	2.80
David G. A. McLean	297,327,968	99.00	2,989,023	1.00
Claude Mongeau	297,889,655	99.19	2,427,337	0.81
James E. O’Connor	298,188,689	99.29	2,128,162	0.71
Robert Pace	291,199,949	96.96	9,115,733	3.04

April 23, 2013

2. Appointment of Auditors

KPMG LLP was appointed as the Company’s auditors until the next annual meeting of shareholders, by a majority of the shareholders on a show of hands.  The percentage of common shares with proxies received “FOR” the appointment of the auditors was 97.12% of the common shares represented as follows:

Votes For — 303,830,968 (97.12%)

Votes Withheld — 9,020,135 (2.88%)

3. Non-binding Advisory Resolution on Executive Compensation

A ballot was conducted with respect to the non-binding advisory vote on the Company’s approach to Executive compensation. The percentage of common shares voted “FOR” was 97.76% of the common shares represented at the Meeting as follows:

Votes For — 293,685,022 (97.76%)

Votes Against — 6,743,807 (2.24%)

Yours truly,

/s/ Sean Finn
Executive Vice-President
Corporate Services and Chief Legal Officer